October 28, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re: SteelCloud, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed October 23, 2009
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company”). As discussed with the Staff today, the  Company has filed Amendment No. 6 to its Registration Statement on Form S-1 (File No. 333-158703) (the “Registration Statement”) to include the revised terms of the placement agent’s engagement (please see the cover page, and pages 4, 10, 12, Exhibit 4.3.1 and Exhibit 10.30.1).  Further, in response to the Staff’s oral comments received today, the Company has (a) revised the cover page of the Registration Statement to remove the language which indicated that the placement agent warrants would have similar terms to the warrants being offered to investors, and (b) included disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” at page 30, that the Company’s current cash and cash equivalents are sufficient to maintain its operations for less than 30 days from October 23, 2009.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.